NXT ENERGY SOLUTIONS INC As at and for the three and six months ended June 30, 2010

NXT ENERGY SOLUTIONS INC. Consolidated Balance Sheets (Unaudited) (Expressed in Canadian dollars except share data)

	June 30, 2010	December 31, 2009
Assets
Current assets:
Cash and cash equivalents	$ 943,272	$ 4,174,145
Short term investments	2,001,313	-
Accounts receivable	85,829	1,142,380
Prepaid expenses and other	59,741	53,288
	3,090,155	5,369,813

Restricted cash [note 6]	89,938	-
Oil and natural gas properties	5,000	5,000
Property and equipment, net of accumulated depreciation and amortization	592,952	630,827
	$ 3,778,045	$ 6,005,640

Liabilities and Shareholders' Equity
Current liabilities:
Trade payables	$ 311,684	$ 413,997
Other accrued liabilities [note 3]	230,874	295,739
Current portion of capital lease obligation	10,684	10,684
Current portion of asset retirement obligation [note 4]	19,357	19,357
	572,599	739,777
Long term liabilities:
Capital lease obligation	12,585	16,834
Asset retirement obligation [note 4]	33,492	31,897
Derivative liability [note 5]	31,390	183,815
	650,066	972,323

Future operations [note 1]

Shareholders' equity:
Preferred shares: - authorized, unlimited
Issued: 10,000,000	3,489,000	3,489,000
Common shares: - authorized, unlimited
Issued: 30,801,796 shares as of June 30, 2009 (December 31, 2009 - 30,701,796) [note 7]	52,031,435	51,934,360
Contributed capital	4,150,685	3,939,953
Deficit	(57,254,076)	(55,040,931)
Accumulated other comprehensive income	710,935	710,935
	3,127,979	5,033,317
	$ 3,778,045	$ 6,005,640

Signed "George Liszicasz"	Signed "Brian Kohlhammer"
Director	Director

The accompanying notes to these consolidated financial statements are an integral part of these consolidated balance sheets.

NXT ENERGY SOLUTIONS INC. Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) (Unaudited) (Expressed in Canadian dollars except share data)

For the three months ended June 30,			For the six months ended June 30,
	2010	2009	2010	2009
Revenue
Survey revenue	$ 443,011	$ 2,638,560	$ 443,011	$ 2,638,560
Oil and natural gas revenue	1,947	199	3,342	427
	444,958	2,638,759	446,353	2,638,987

Expense
Survey cost	342,959	1,092,869	461,015	1,105,700
Oil and natural gas operating expenses	(1,276)	5,423	(1,276)	6,818
Administrative	973,927	1,010,039	2,122,011	2,031,921
Amortization and depreciation	41,231	45,853	85,522	85,676
	1,356,841	2,154,184	2,667,272	3,230,115
	(911,883)	484,575	(2,220,919)	(591,128)

Other expense (income)
Interest income	(2,547)	(24,905)	(3,494)	(69,224)
Gain on foreign exchange	(19,461)	(38,153)	(7,148)	(25,771)
Loss (gain) on sale of property	-	-	1,074	(1,016)
Abandonment of oil and natural gas properties [note 4]	798	772	1,794	5,103
	(21,210)	(62,286)	(7,774)	(90,908)
Net income (loss) before income tax	(890,673)	546,861	(2,213,145)	(500,220)

Income tax expense	-	263,856	-	263,856

Net income (loss) and comprehensive income (loss)	$ (890,673)	$ 283,005	$ (2,213,145)	$ (764,076)

Net income (loss) per share [note 7]
Basic and diluted	$ (0.03)	$ 0.01	$ (0.07)	$ (0.02)

The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements of income (loss) and comprehensive income (loss).

NXT ENERGY SOLUTIONS INC. Consolidated Statements of Cash Flows (Unaudited) (Expressed in Canadian dollars)

For the three months ended June 30,			For the six months ended June 30,
	2010	2009	2010	2009
Operating activities
Net income (loss)	$ (890,673)	$ 283,005	$ (2,213,145)	$ (764,076)

Amortization and depreciation	41,231	45,853	85,522	85,676
Abandonment of oil and natural gas properties	797	772	1,794	5,103
Stock-based compensation expense	31,508	147,089	100,864	372,463
Gain on sale of property	1,074	(1,016)	1,074	(1,016)
Changes in non-cash working capital
Accounts receivable	21,603	(2,428,628)	1,056,551	(2,441,525)
Work-in-progress	250,869	-	-	-
Prepaid expenses and other	14,725	61,104	(6,453)	(19,332)
Unearned revenue	(91,025)	-	-	-
Trade payables	(59,741)	138,364	(102,313)	122,646
Other accrued liabilities	(87,299)	560,582	(64,865)	567,847
Asset retirement obligations paid	-	(47)	(199)	(3,653)
Net cash used by operating activities	(766,931)	(1,192,922)	(1,141,170)	(2,075,867)

Financing activities
Repayment of capital lease	(2,147)	(1,971)	(4,249)	(3,904)
Issue of common shares, net of issuance costs	33,582	50,239	54,518	50,239
Net cash generated by financing activities	31,435	48,268	50,269	46,335

Investing activities
Invested in other property and equipment	(8,086)	(88,022)	(49,122)	(125,452)
Proceeds on sale of property	401	1,904	401	1,904
Increase in restricted cash	(89,938)	-	(89,938)	-
Decrease (increase) in short term investments	(2,001,313)	4,817,251	(2,001,313)	5,900,102
Net cash generated (used) by investing activities	(2,098,936)	4,731,133	(2,139,972)	5,776,554

Net cash inflow (outflow)	(2,834,432)	3,586,479	(3,230,873)	3,747,022
Cash and cash equivalents, beginning of period	3,777,704	306,608	4,174,145	146,065

Cash and cash equivalents, end of period	$ 943,272	$ 3,893,087	$ 943,272	$ 3,893,087

Cash interest paid	$ 523	$ 698	$ 1,093	$ 1,438

The accompanying notes to these consolidated financial statements are an integral part of  these consolidated statements of cash flows.

NXT ENERGY SOLUTIONS INC. Consolidated Statements of Shareholders' Equity (Unaudited) (Expressed in Canadian dollars except share data)

	For the six months ended June 30,
	2010	2009
Common Shares
Balance at the beginning of the period	$ 51,934,360	$ 51,884,121

Issued upon exercise of stock options and warrants	97,075	-
Issued through private placement; net of issue costs	-	50,239

Balance at end of the period	52,031,435	51,934,360

Preferred Shares
Balance at the beginning and end of the period	3,489,000	3,489,000

Contributed Capital
Balance at the beginning of the period	3,939,953	3,519,072

Opening balance adjustment upon adoption of change in accounting policy	-	(108,779)
Fair market value of options and warrants	253,289	279,899
Contributed capital transferred to shares pursuant to exercise of options and warrants	(42,557)	-

Balance at end of the period	4,150,685	3,690,192

Deficit
Balance at the beginning of the period	(55,040,931)	(52,703,170)

Opening balance adjustment upon adoption of change in accounting policy	-	67,364
Net income (loss) for the period	(2,213,145)	(764,076)

Balance at end of the period	(57,254,076)	(53,399,882)

Accumulated Other Comprehensive Income
Balance at beginning and end of the period	710,935	710,935

Total Shareholders' Equity at end of period	$ 3,127,979	$ 6,424,605

The accompanying notes to the consolidated financial statements are an integral part of the condensed consolidated statements of shareholder's equity.

NXT ENERGY SOLUTIONS INC. Notes to the Consolidated Financial Statements As at and for three and six months ended June 30, 2010 (Unaudited) (Expressed in Canadian dollars unless otherwise stated)

1. Organization and Ability to Continue Operations

NXT Energy Solutions Inc ("we", "company" or "NXT") was incorporated under the laws of the State of Nevada on September 27, 1994. NXT was continued from the State of Nevada to the Province of Alberta, Canada on October 24, 2003.

We own a proprietary technology called Stress Field Detection ("SFD®"). SFD® is a remote sensing airborne survey system that is designed to identify areas with oil and natural gas reserve potential. This technology was acquired from NXT's current CEO and President on December 31, 2005 following a ten year period wherein the company controlled the technology through a series of licensing agreements.

For the ten year period prior to 2006 the company had engaged in extensive activities that were effective in developing the technology to a stage wherein SFD® was both technically ready and had the required industry validation to embark on the commercial phase of the company. These early activities included conducting SFD® surveys for oil and gas industry partners on a cost recovery basis and participating as a joint venture partner in SFD® identified exploration wells. By December 31, 2005 the company had accumulated approximately $47.6 million of deficits in conducting these activities.

In 2006 the company began its commercialization phase by offering SFD® survey services to the oil and gas industry.  The company has earned $13.9 million of survey revenue, accumulated an additional $9.6 million in deficits, used a net $2.8 million in operating activities and invested $1.0 million in property and equipment since the beginning of 2006.  However, in the past one and a half years the company has used $3.7 million of cash in operations largely to establish a market for the company's services in Colombia.

The company is in the early stage of commercializing its SFD® technology. Its ability to generate cash flow from operations will depend largely on its ability to generate revenues as contemplated by the business plan that commenced in 2009.  Management recognizes that this early commercialization phase can last for several years. While the company is in this early stage of commercialization, the company’s financial position is materially impacted by the loss or gain of any one client.  The company's ability to continue operations is dependent on attracting future customers through demonstrating the value that the company can bring to their exploration activities.

These consolidated financial statements have been prepared on a going concern basis in accordance with United States generally accepted accounting principles. The going concern basis of presentation assumes that the company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is significant doubt about the appropriateness of the use of the going concern assumption because the company has experienced losses in 2008 through to the present, has experienced negative cash flow from operations over these years and has working capital as at June 30, 2010 of $2.5 million that management believes is not sufficient to support the company's operations for the next twelve months without additional revenue or capital.

The company anticipates generating both net income and cash from operations in future years with its business model; however the occurrence and timing of this outcome cannot be predicted with certainty.

These consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities or reported expenses that would be necessary should we be unable to generate sufficient net income and cash from operations as required in future years to continue as a going concern.

2. Significant Accounting Policies

Basis of Presentation

These interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles of the United States of America in accordance with the same accounting policies and methods used in preparing the consolidated financial statements for the fiscal year ended December 31, 2009. These interim statements should be read in conjunction with the 2009 annual consolidated financial statements as they contain disclosure which is supplemental to our annual consolidated financial statements and accordingly certain disclosure normally required for annual financial statements has been condensed or omitted.

Consolidation

We have consolidated the accounts of our wholly owned subsidiaries in the course of preparing these consolidated financial statements. All significant inter-company balances and transactions amongst NXT and its subsidiaries have been eliminated and are therefore not reflected in these consolidated financial statements. As of December 31, 2009 the company consisted of NXT Energy Solutions Inc. and two inactive subsidiaries in the United States.

In January 2010 the company opened a branch office in Colombia.

3. Accrued Liabilities
	As at
	June 30, 2010	December 31, 2009
Legal and accounting	$ 131,095	$ 162,752
Commission on sales	13,715	30,958
Consultants fees	12,500	25,000
Survey costs	-	77,029
Directors' fees	47,500	-
Other	26,064	-
	$ 230,874	$ 295,739

4. Asset Retirement Obligation
	For the six months ended	For the year ended
The following table reconciles the asset retirement obligations:	June 30, 2010	December 31, 2009
Asset retirement obligation, beginning of period	$ 51,254	$ 48,997
Additions in the period	199	4,753
Accretion	1,595	2,900
Costs incurred	(199)	(5,396)
Asset retirement obligation, end of period	$ 52,849	$ 51,254

5. Derivative Liability

Under the FASB's fair value measurement standards, financial instruments that are recorded at fair value on a recurring basis are required to be classified into one of three categories based upon a fair value hierarchy. The company's only financial instrument recorded at fair value on a recurring basis are the vested contractor stock options. We have classified these derivative financial instruments as level II where the fair value is determined by using valuation techniques that refer to observable market data. During the six months ended June 30, 2010 we recorded a credit of $152,425 in regards to the change in fair market value of vested contractor options. This reduction is due primarily to the expiration in the period of 234,000 options. Credits and expenses are included in the line item ‘Administrative’ on the company's consolidated statement of loss.

	For the six months ended	For the year ended
The following table outlines the change in the derivative liability value in the year:	June 30, 2010	December 31, 2009
Derivative liability, beginning of period	$ 183,815	$ -
Adjustment to opening balance upon adoption of change in accounting policy	-	41,415
Increase (decrease) in value	(152,425)	142,400
Derivative liability, end of period	$ 31,390	$ 183,815

6. Restricted Cash

The company has $89,938 held in a Barbados bank letter of credit account to satisfy contractual requirements related to SFD® survey services provided in Colombia. One letter of credit valued at $43,877 is expected to be unencumbered and the cash returned to the company in October 2010 with the remaining balance encumbered until 2012.

7. Common Shares

The company has an unlimited number of shares authorized.

The following table provides common shares and their value:

		Common Shares
		Shares	Amount
As at December 31, 2009		30,701,796	$ 51,934,360
Transactions during the three months ended Mar 31, 2010
●	Issued on exercise of options	50,000	34,914
Transactions during the three months ended June 30, 2010
●	Issued on exercise of options	50,000	62,161
As at June 30, 2010		30,801,796	$ 52,031,435

Reconciliation of Earnings per Share Calculations
For the three months ended June 30, 2010
	Net Income	Weighted Average Shares Outstanding	Per Share
Basic and diluted	$ (890,673)	30,755,752	$ (0.03)

For the six months ended June 30, 2010
	Net Income	Weighted Average Shares Outstanding	Per Share
Basic and diluted	$ (2,213,145)	30,747,708	$ (0.07)

All options, warrants and preferred shares were excluded from the diluted earnings per share calculation for the three and six month period ended June 30, 2010 and the six month period ended June 30, 2009 as they were antidilutive.

8. Employee, Directors and Contractor Options

We have summarized below all outstanding options under the Plans as of June 30, 2010:

Range of exercise prices in U.S. dollars	Outstanding options	Weighted average exercise price of outstanding options	Options exercisable	Weighted average exercise price of exercisable options
Under $0.50	100,000	$ 0.40	-	$ -
$0.50 - $0.99	321,741	$ 0.81	225,074	$ 0.79
$1.00 - $1.99	1,624,463	$ 1.40	1,081,463	$ 1.41
$2.00 - $3.99	77,000	$ 2.64	58,000	$ 2.57
$4.00 - $4.90	300,000	$ 4.90	200,000	$ 4.90
	2,423,204	$ 1.75	1,564,537	$ 1.81

Range of exercise prices in U.S. dollars			Weighted average remaining contractual life (years)
Under $0.50				3.5
$0.50 - $0.99				2.0
$1.00 - $1.99				2.3
$2.00 - $3.99				1.1
$4.00 - $4.90				2.5
				2.3

	For the six months ended		For the six months ended
	June 30, 2010		June 30, 2009
Exercise prices in U.S. dollars	# of options	Weighted average exercise price	# of options	Weighted average exercise price
Outstanding at beginning of period	2,757,204	$ 1.68	2,270,204	$ 1.24
Granted	30,000	$ 0.96	250,000	$ 0.56
Forfeited	(264,000)	$ 1.43	-	$ -
Exercised	(100,000)	$ 0.53	-	$ -
Options outstanding as at end of period	2,423,204	$ 1.75	2,520,204	$ 1.77
Exercisable as at end of period	1,564,537	$ 1.81	1,623,870	$ 1.57

Unvested options outstanding as of June 30, 2010 and December 31, 2009 generally vest over the three year period starting from the date of grant dependant on the continued provision of services. The options vest one-third at the end of each of the first three years following the grant date. Options generally lapse, if unexercised, five years from the date of issue.

Compensation Expense Associated with Grant of Options
The grant date fair value is calculated in U.S. dollars using the Black Scholes option valuation model utilizing the following weighted average assumptions:
	For the six months ended
	June 30, 2010	June 30, 2009
Expected dividends paid per common share	Nil	Nil
Expected life (years)	3	3
Expected volatility in the price of common shares (%)	95%	104%
Risk free interest rate (%)	1.5%	1.5%
Weighted average grant date fair market value per share	$ 0.57	$ 0.36
Intrinsic value of options exercised	$ -	$ -

As of June 30, 2010 and 2009 there were U.S. $569,105 and U.S. $715,512 respectively of total unrecognized compensation cost related to non-vested share-based compensation awards granted under the stock option plans.  This cost will be recognized over the remaining vesting period.

9. Commitments and Contingencies

On March 18, 2003 we were served a Statement of Claim naming  NXT and others as defendants. The plaintiffs allege that the defendants were negligent and in breach of a ferry flight contract  under which an aircraft was to be delivered to Greece. The aircraft crashed enroute. The Plaintiffs are seeking, among other things, damages in the amount of Cdn. $450,000 or loss and damages to the aircraft and cargo, and damages in respect to search and rescue expenses, salvage, storage, transportation expenses and pollution and contamination expenses. NXT was not party to the Ferry Flight Contract. The outcome of the claim is not determinable. Management believes the claim is without merit and we intend to defend ourselves against the claim.

The company has an office lease until October 31, 2012 which requires minimum monthly lease payments of $31,871.